SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F       x       Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes               No       x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: December 24, 2004

For immediate release

December 24, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings: First sections of the Tokyo and
Nagoya stock exchanges

Makita Concludes Final Contract for Acquisition of Nailer Business
of Kanematsu-NNK

     As previously announced on November 19, 2004, Makita Corporation concluded a Basic Agreement with Kanematsu-NNK Corp. (Head office: Tokyo; President: Norihiko Tominaga; hereinafter, Kanematsu-NNK) to acquire Kanematsu-NNK’s nailer business. The Final Contract for this acquisition was signed today. The details of the transaction are as follows.

1. Purpose
     At present, Makita manufactures and sells nailers in Japan and overseas, as a part of its core business, i.e., the electric power tools business. Because competition in the field of nailers has intensified lately due to domestic competitors’ vigorous activities and market globalization, reinforcing Makita’s position in this field has become an important business challenge from the viewpoint of marketing strategy.

     Makita has already been supplied with some nailer products from Kanematsu-NNK and highly appreciated Kanematsu-NNK’s competence in terms of R&D and manufacturing. Therefore, through the transaction, Makita believes that it will be able to enhance the level of its competence in R&D and manufacturing of nailers in a short period of time and improve its competitiveness by taking in the customer base of Kanematsu-NNK. Makita also expects synergy in marketing electric power tools by expanding the line-up of its products.

2. Outline of the Transaction

     The nailer business of Kanematsu-NNK will be split off and made into a separate company and, on April 1, 2005, the date of the split-off, absorbed into Makita Fastenings Corporation (Makita Fastenings), a company newly established by Makita. Makita Fastenings will be the company continuing the nailer business. Shares of Makita Fastenings will be allocated to Kanematsu-NNK, and, on the same date, Makita will acquire all the shares of Makita Fastenings, which were allocated to Kanematsu-NNK, and Makita Fastenings will become a wholly owned subsidiary of Makita.

English Translation of press release originally issued in Japanese language
1

3. Outline of Company to Be Split Off and Company That Will Continue Operations

		Company to Be Split Off	Company to Continue Operations
		(As of March 31, 2004)	(As of Date of Establishment)
(1)	Company Name:	Kanematsu-NNK Corp.	Makita Fastenings Corporation

(2)	Establishment:	March 6, 1934	December 10, 2004

(3)	Location of Head Office:	2, Kojimachi 3-chome, Chiyoda-ku, Tokyo	3-11-8, Sumiyoshi-cho, Anjo, Aichi

(4)	Representative:	Norihiko Tominaga, President	Masahiko Goto, President

(5)	Capital:	3,325 million yen	25 million yen

(6)	Fiscal Year:	March 31	March 31

(7)	Location of factory (acquired in this transaction):	1973-3, Nurumizu, Atsugi, Kanagawa	—

(8)	Lines of business (acquired in this transaction):	Development, manufacture, and sales of nailers, wire-collated nails, air compressors, and other products	—

4. Performance of Business to be Acquired (Nailer Business) in Recent Fiscal Years

	Yen (millions)
	For the years ended March 31,
	2003	2004
Sales	6,732	7,253
Operating income.	183	181

5. Regarding the Stock Price

     3.2 billion yen
     (Note that final adjustments will be made based on the Balance Sheets as of March 31, 2005.)

6. Projected Performance of Makita
     The Transaction will have no effect on Makita’s projected performance for this fiscal year.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language
2